UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value US$0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Liang Zhang

103 Dong Lu Yuan

Tongzhou District, Beijing 101101

People’s Republic of China

+86 10 5801 6800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164C 10 2	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beams Power Investment Limited – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.95%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87164C 10 2	13D/A	Page 3 of 9 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liang Zhang – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.95%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87164C 10 2	13D/A	Page 4 of 9 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuqing Meng – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.95%
14	TYPE OF REPORTING PERSON IN

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 25, 2005, as previously amended and supplemented by amendments to Schedule 13D filed on January 11, 2008 and April 30, 2008 (as so amended, the “Original Schedule 13D”), jointly by Beams Power Investment Limited (“Beams”), Mr. Liang Zhang (“Mr. Zhang”) and Ms. Xiuqing Meng (“Ms. Meng”, and together with Beams and Mr. Zhang, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the shares of common stock, par value US$0.0001 per share (the “Shares”), of Synutra International, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 2275 Research Blvd., Suite 500, Rockville, Maryland 20850, United States.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons entered into the agreement relating to the joint filing of this statement on April 30, 2008.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Beams is a company incorporated under the laws of the British Virgin Islands. Ms. Meng is the sole shareholder and director of Beams. The principal business of Beams is making and holding investments. The principal business address of Beams is Akara Building, 24 De Castro St., Wickhans Cay I, Road Town, Tortola, British Virgin Islands.

Mr. Zhang is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Issuer. Mr. Zhang’s address is 103 Dong Lu Yuan, Tongzhou District, Beijing 101101, People’s Republic of China.

Ms. Meng is a citizen of Hong Kong and her principal occupation is the director of Beams. Ms. Meng’s address is 103 Dong Lu Yuan, Tongzhou District, Beijing 101101, People’s Republic of China.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k) under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that at the price per Share set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the board of directors of the Issuer), approximately US$125.2 million will be expended in acquiring all of the outstanding Shares of the Issuer other than Shares already beneficially owned by the Reporting Persons (the “Publicly Held Shares”). This amount excludes the estimated transaction costs associated with the purchase of the Publicly Held Shares. It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of equity capital and third party debt.

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 14, 2016, Mr. Zhang and Beams (collectively, the “Buyer Parties”) submitted a non-binding proposal (the “Proposal”) to the board of directors of the Issuer in connection with the proposed acquisition of all of the Publicly Held Shares for cash consideration equal to US$5.91 per Share (the “Proposed Transaction”). The Buyer Parties also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their stake in the Issuer to a third party.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Buyer Parties. Neither the Issuer nor any Buyer Party is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Shares would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and

taking any action similar to any of those enumerated above.

The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, which has been filed as Exhibit 99.1 to this statement and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

Reporting Person:	Amount beneficially owned (1):	Percent of class (2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Beams	36,000,000 Shares	62.95%	0	36,000,000 Shares	0	36,000,000 Shares
Mr. Zhang (3)	36,000,000 Shares	62.95%	0	36,000,000 Shares	0	36,000,000 Shares
Ms. Meng (4)	36,000,000 Shares	62.95%	0	36,000,000 Shares	0	36,000,000 Shares

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Percentage of beneficial ownership of each listed person is based on 57,188,582 Shares outstanding as of November 9, 2015 disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015.

(3) Includes 36,000,000 Shares directly held by Beams. Mr. Zhang’s wife, Ms. Meng, is the sole shareholder and director of Beams.

(4) Includes 36,000,000 Shares directly held by Beams. Ms. Meng is the sole shareholder and director of Beams.

(c) None of the Reporting Persons has effected any transactions in the Shares during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 21, 2014, Beams entered into a two-year facility agreement, as borrower, with Nomura Singapore Limited as mandated lead arranger, Deutsche Bank AG, Hong Kong Branch as facility agent (the “Facility Agent”), DB Trustees (Hong Kong) Limited as international security agent, Deutsche Bank Trust Company Americas as New York security agent and the original lenders as defined therein (the “Facility Agreement”), for credit in an aggregate amount of US$55,000,000. The Facility Agreement is secured by 36,000,000 Shares (as adjusted pursuant to the terms and conditions of the Facility Agreement, the “Pledged Shares”) held by Beams.

In connection with Beams’ pledging of the Pledged Shares and entering into the Facility Agreement, the Issuer entered into a registration rights agreement with the Facility Agent and Beams (the “Registration Rights Agreement”) on March 3, 2014, pursuant to which the Issuer agreed, (i) as soon as practicable after an event of default under the Facility Agreement has occurred and is continuing or Deutsche Bank Trust Company Americas has become the owner of the shares in accordance with the terms of the Pledge Agreement, to file with the Securities and Exchange Commission a registration statement for the resale of the shares and the Pledged Shares (collectively the “Registrable Securities”), to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, and to maintain the effectiveness of the registration statement until the earlier of (A) the date on which all Registrable Securities have been sold pursuant to the registration statement, (B) the date on which all Registrable Securities have been sold under Rule 144 under the Securities Act, or (C) the passage of four years from March 3, 2014, and (ii) to grant the Facility Agent or its permitted assignees or transferees the right to two demand registrations and unlimited piggyback registrations, subject to certain conditions; provided that in each case, we will pay all expenses associated with each registration.

The information set forth in or incorporated by reference in Items 3 and 4 of this statement is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.1: Proposal to the Issuer, dated January 14, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2016

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

Liang Zhang

/s/ Liang Zhang

Xiuqing Meng

/s/ Xiuqing Meng

Signature Page to Schedule 13D/A